UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 000-49651

(Check One):	☒ Form 10-K and Form 10-KSB ☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended:December 31, 2002

☐ Transition Report on Form 10-K ☐ Transition Report on Form 11-K ☐ Transition Report on Form N-SAR	☐ Transition Report on Form 20-F ☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SUNTRON CORPORATION

Full Name of Registrant

Former Name if Applicable

2501 West Grandview Road

Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85023

City, State and Zip Code

PART II — RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSF, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K and 10-KSB, 11-K, 20-F, 10-Q and 10-QSB, N-SAR, N-CSR, or other transition report or potion thereof, could not be filed within the prescribed period.

The Company has evaluated certain manufacturing equipment that may be impaired under the criteria set forth in SFAS No. 144. In order to determine the amount of impairment, if any, we have consulted with a firm that specializes in the valuation of such equipment and they have not yet completed their valuation procedures. Accordingly, it is not possible for KPMG, LLP to complete our audit by March 31, 2003.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

James A. Doran	303	346-4330

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that it will report a net loss in 2002 of between $125 million and $130 million, including $69 million related to the cumulative effect of a change in accounting principle. This compares to a net loss of approximately $55 million in 2001, as restated for a business combination in February 2002 that was accounted for as a reorganization of entities under common control.

SUNTRON CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2003	By:	/s/ James A. Doran James A. Doran Chief Accounting Officer

March 31, 2003

Suntron Corporation
Phoenix, AZ 85023

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Suntron Corporation (the “Company”) on or about March 31, 2003, which contains notification of the registrant’s inability to file its Form 10-K by March 31, 2003. We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended December 31, 2002, to be included in its Form 10-K.

Very truly yours,

/s/ KPMG